Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	September 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$239,345	$257,592
Short-term bank deposits	-	571
Accounts receivable, net	109,235	123,215
Inventories	127,044	123,658
Net investment in sales-type leases	12,108	11,704
Prepaid expenses	8,428	8,469
Other current assets	18,722	21,864
Total current assets	514,882	547,073
Non-current assets
Goodwill	386,325	383,853
Other intangible assets, net	208,034	252,468
Property, plant and equipment, net	214,570	201,934
Net investment in sales-type leases - long-term	14,688	17,785
Other non-current assets	30,245	11,243
Total non-current assets	853,862	867,283
Total assets	$1,368,744	$1,414,356

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$37,793	$39,021
Accrued expenses and other current liabilities	27,417	31,314
Accrued compensation and related benefits	39,220	34,052
Income taxes payable	4,089	11,395
Obligations in connection with acquisitions	4,607	4,636
Deferred revenues	49,548	52,309
Total current liabilities	162,674	172,727
Non-current liabilities
Obligations in connection with acquisitions - long-term	-	4,354
Deferred tax liabilities	10,784	16,040
Deferred revenues - long-term	11,993	7,627
Other non-current liabilities	34,919	22,428
Total non-current liabilities	57,696	50,449
Total liabilities	$220,370	$223,176
Contingencies (see note 10)
Redeemable non-controlling interests	2,095	2,379
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,600 thousands shares and 52,082 thousands shares issued
and outstanding at September 30, 2016 and December 31, 2015, respectively	141	141
Additional paid-in capital	2,625,844	2,605,957
Accumulated other comprehensive loss	(10,670)	(10,774)
Accumulated deficit	(1,469,164)	(1,406,706)
Equity attributable to Stratasys Ltd.	1,146,151	1,188,618
Non-controlling interests	128	183
Total equity	1,146,279	1,188,801
Total liabilities and equity	$1,368,744	$1,414,356

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended September 30,		Nine Months Ended September 30,
in thousands, except per share data	2016	2015	2016	2015
Net sales
Products	$110,083	$118,473	$352,475	$379,630
Services	$47,093	49,107	$144,680	143,003
	157,176	167,580	497,155	522,633
Cost of sales
Products	54,332	213,431	172,683	379,468
Services	29,163	34,045	90,090	94,065
	83,495	247,476	262,773	473,533
Gross profit	73,681	(79,896)	234,382	49,100

Operating expenses
Research and development, net	23,993	37,698	73,474	90,442
Selling, general and administrative	69,069	121,304	218,340	321,493
Goodwill impairment	-	695,458	-	845,858
Change in fair value of obligations in connection with acquisitions	(24)	(3,022)	116	(22,958)
	93,038	851,438	291,930	1,234,835
Operating loss	(19,357)	(931,334)	(57,548)	(1,185,735)

Financial income (expense), net	104	(3,505)	1,216	(9,340)

Loss before income taxes	(19,253)	(934,839)	(56,332)	(1,195,075)

Income tax expenses (benefit)	1,538	(33,402)	6,283	(54,090)

Share in losses of associated company	(182)	-	(182)	-

Net loss	$(20,973)	$(901,437)	$(62,797)	$(1,140,985)

Net loss attributable to non-controlling interest	(146)	(164)	(339)	(493)

Net loss attributable to Stratasys Ltd.	$(20,827)	$(901,273)	$(62,458)	$(1,140,492)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.40)	$(17.35)	$(1.20)	$(22.21)
Diluted	$(0.40)	$(17.35)	$(1.20)	$(22.21)

Weighted average ordinary shares outstanding
Basic	52,432	51,941	52,232	51,437
Diluted	52,432	51,941	52,232	51,437

Comprehensive loss
Net loss	$(20,973)	$(901,437)	$(62,797)	$(1,140,985)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(704)	(796)	(324)	(6,216)
Unrealized gains (losses) on derivatives designated as
cash flow hedges	37	(474)	428	1,164
Other comprehensive income (loss), net of tax	(667)	(1,270)	104	(5,052)
Comprehensive loss	(21,640)	(902,707)	(62,693)	(1,146,037)
Less: comprehensive loss attributable to non-controlling interests	(146)	(164)	(339)	(493)
Comprehensive loss attributable to Stratasys Ltd.	$(21,494)	$(902,543)	$(62,354)	$(1,145,544)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Nine Months Ended September 30,
in thousands	2016	2015
Cash flows from operating activities
Net loss	$(62,797)	$(1,140,985)
Adjustments to reconcile net loss to
net cash provided by (used in) operating activities:
Goodwill impairment	-	845,858
Impairment of other intangible assets	1,779	236,393
Depreciation and amortization	69,743	83,887
Stock-based compensation	15,886	24,160
Foreign currency transaction loss	(4,260)	6,892
Deferred income taxes	(6,207)	(61,208)
Change in fair value of obligations in connection with acquisitions	116	(22,958)
Other non-cash items	1,706	213

Change in cash attributable to changes in operating assets
and liabilities, net of the impact of acquisitions:
Accounts receivable, net	15,194	18,390
Inventories	(5,447)	(23,193)
Net investment in sales-type leases	2,693	(5,479)
Other current assets and prepaid expenses	1,355	14,617
Other non-current assets	792	(99)
Accounts payable	(1,250)	(3,755)
Other current liabilities	(6,989)	(6,247)
Deferred revenues	937	6,113
Other non-current liabilities	12,768	(2,236)
Net cash provided by (used in) operating activities	36,019	(29,637)

Cash flows from investing activities
Purchase of property and equipment	(31,689)	(75,443)
Proceeds from maturities of short-term bank deposits	68,363	158,176
Investment in short-term bank deposits	(67,079)	(182,286)
Investment in unconsolidated entities	(23,064)	-
Purchase of intangible assets	(1,128)	(2,051)
Cash paid for acquisitions, net of cash acquired	-	(9,905)
Other investing activities	(212)	(294)
Net cash used in investing activities	(54,809)	(111,803)

Cash flows from financing activities
Proceeds from short-term debt	-	125,000
Repayment of short-term debt	-	(175,000)
Payments of obligations in connection with acquisitions	(1,386)	(18,846)
Proceeds from exercise of stock options	817	2,352
Net cash used in financing activities	(569)	(66,494)

Effect of exchange rate changes on cash and cash equivalents	1,112	(1,988)

Net change in cash and cash equivalents	(18,247)	(209,922)
Cash and cash equivalents, beginning of period	257,592	442,141

Cash and cash equivalents, end of period	$239,345	$232,219

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	1,032	3,633
Transfer of inventory to fixed assets	4,309	4,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a 3D solutions company, offering additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as 3D printing related professional services offerings.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2015, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently issued accounting pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) which simplifies certain aspects of the accounting for share-based payments, including accounting for income taxes, classification of awards as either equity or liabilities, classification on the statement of cash flows as well as allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. This ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period for which financial statements have not yet been issued, and all amendments in the ASU that apply must be adopted in the same period. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In March 2016, the FASB issued a new ASU which simplifies the transition to the equity method of accounting. The new guidance eliminates the requirement to retrospectively apply equity method of accounting for an investment that subsequently qualifies for use of the equity method of accounting as a result of an increase in level of ownership interest or degree of influence. Under the new ASU, the investor will add the carrying value of the existing investment to the cost of the additional investment to determine the initial cost basis of the equity method investment. This ASU is effective for interim and annual periods beginning after December 15, 2016 with early adoption permitted. The Company has early adopted this ASU. The adoption of this guidance does not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued a new ASU which revise lease accounting guidance. Under the new guidance, most lessees will be required to recognize on the balance sheet a right-of-use asset and corresponding lease liabilities for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of the adoption of the new revenue recognition standard on its consolidated financial statements, on its business processes, systems and controls and the method of adoption to be used.

Note 2. Significant Business Activities

Appointment of New Chief Executive Officer

In June 2016, the Company announced the appointment of Ilan Levin as the Company’s Chief Executive Officer, effective July 1, 2016. Mr. Levin, a member of the Company’s board of directors and Executive Committee, succeeded David Reis, who announced his resignation in June 2016. David Reis will remain a member of the Company’s board of directors as an Executive Director.

Equity-Method Investment

In June 2016, the Company invested additional amount in the equity interests of a third party entity which offers AM solutions. The Company increased its interest in the third party entity from 10% to approximately 40% and has a significant influence over the third party entity and therefore accounts for this investment under the equity method of accounting. This investment is presented as other non-current asset in the Company’s consolidated balance sheets.

Note 3. Inventories

Inventories, net consisted of the following:

	September 30,	December 31,
	2016	2015
	U.S. $ in thousands
Finished goods	$74,680	$78,604
Work-in-process	6,265	6,559
Raw materials	46,099	38,495
	$127,044	$123,658

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine months ended September 30, 2016, were as follows:

(U.S. $ in millions)
Goodwill as of January 1, 2016	$383.9
Currency translation adjustments	2.4
Goodwill as of September 30, 2016	$386.3

Interim goodwill assessment for 2016

During the second quarter of 2016, the Company determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for its Stratasys-Objet reporting unit existed as of June 30, 2016. These indicators included a further decrease in the Company’s share price for a sustained period and lower than expected revenues of its Stratasys-Objet reporting unit for the second quarter of 2016, as well as the current trends and challenges in the evolving 3D printing industry. Accordingly, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

The Company estimated the fair value of its Stratasys-Objet reporting unit by using an income approach based on discounted cash flows, which utilized Level 3 measures that represent unobservable inputs into the Company’s valuation method. The assumptions used to estimate the fair value of the reporting unit were based on expected future cash flows and an estimated terminal value using a terminal year growth rate based on the growth prospects for Stratasys-Objet reporting unit. The Company used an applicable discount rate which reflected the associated specific risks for its Stratasys-Objet reporting unit future cash flows.

The Company concluded that the fair value of its Stratasys-Objet reporting unit exceeds its carrying amount by more than 10%. The carrying amount of goodwill which is assigned to this reporting unit is $386 million.

When evaluating the fair value of Stratasys-Objet reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for 4.5 years following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.0% based on management’s best estimate of the after-tax weighted average cost of capital.

A decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of Stratasys-Objet reporting unit by approximately $69 million and $105 million, respectively.

Based on the Company’s assessment as of June 30, 2016, no goodwill was determined to be impaired.

During the third quarter of 2016 the Company reaffirmed that no significant events or circumstances occurred that contradict the assumptions and data used in the interim impairment test performed in the second quarter of 2016.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Company is required to perform its annual goodwill impairment analysis on the fourth quarter of each year. The Company will keep monitor if significant decline in the Company’s market capitalization for a sustained period and weaker than expected future cash flow estimates or changes in the Company's weighted average cost of capital may require to record impairment charges.

Interim goodwill assessment for 2015

During the third quarter of 2015, the Company determined that additional indicators of potential impairment existed that required an interim goodwill impairment analysis for all of its reporting units. These indicators included a further significant decline in the Company’s market capitalization for a sustained period and weaker than expected operating results of its reporting units for the third quarter of 2015. These indicators along with certain reorganization initiatives for the Company’s operations and the increased uncertainty in the 3D printing environment resulted in changes of the Company’s near-term cash flows projections. The lower near-term cash flows projections reflected changes in assumptions related to organic revenue growth rates, negative effect of exchange rate differences, costs and operating structure, the expected timing of synergies resulted from acquisitions and the timing of utilization of strategic opportunities in light of the overall weakness in the uncertain 3D printing marketplace. Accordingly, the Company updated its cash flow projections and related assumptions based on the indicators set forth above for each of its reporting units and performed a preliminary two-step goodwill impairment test which resulted in a goodwill impairment charge of $695.5 million recorded during the third quarter of 2015. The preliminary second step of the goodwill impairment test was incomplete, due to the significant amount of work required to calculate the implied fair value of goodwill and due to the timing of the identification of the interim impairment indicators. The two-step goodwill impairment test was completed during the fourth quarter of 2015 and resulted in an additional impairment charge of $96.5 million which were recorded during the fourth quarter of 2015.

The impairment analysis performed as part of the step two of the goodwill impairment test determined that the carrying amount of goodwill assigned exceeded its implied fair value for each of the Company’s reporting units, resulting no remaining goodwill balance assigned to the Company’s reporting units, other than Stratasys-Objet reporting unit.

Other Intangible Assets

Other intangible assets consisted of the following:

	September 30, 2016			December 31, 2015
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$304,754	$(188,485)	$116,269	$306,657	$(157,862)	$148,795
Patents	18,871	(11,443)	7,428	17,785	(10,008)	7,777
Trademarks and trade names	32,520	(16,263)	16,257	32,443	(14,463)	17,980
Customer relationships	116,136	(51,209)	64,927	115,957	(41,708)	74,249
Non-compete agreements	5,874	(5,874)	-	5,874	(5,874)	-
Capitalized software development costs	20,176	(18,031)	2,145	20,010	(17,351)	2,659
In process research and development	1,008	-	1,008	1,008	-	1,008
	$499,339	$(291,305)	$208,034	$499,734	$(247,266)	$252,468

Amortization expense relating to intangible assets for the three-month periods ended September 30, 2016 and 2015 was approximately $14.7 million and $18.8 million, respectively.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amortization expense relating to intangible assets for the nine-month periods ended September 30, 2016 and 2015 was approximately $43.9 million and $59.3 million, respectively.

Other intangible assets impairment charges for 2015

During the third quarter of 2015, the Company concluded that the carrying amount of certain of its definite-life purchased intangible assets might not be recoverable due to certain indicators of impairment including a further significant decline in the Company’s market capitalization for a sustained period, weaker than expected operating results for the third quarter of 2015, certain reorganization initiatives for the Company’s operations and certain technological trends in the additive manufacturing industry, as well as the increased uncertainty in the 3D printing environment.

The Company assessed the recoverability of its definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of its intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, the Company recorded impairment charges of $183.4 million during the third quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $151.0 million, related to developed technology intangible assets were classified as costs of sales and impairment charges of $32.4 million related customer relationships, trade names and non-compete agreements intangible assets were classified as selling, general and administrative expenses.

In addition, the Company reviewed for impairment its indefinite-life intangible, which consists of IPR&D projects. The indicators for the impairment assessment were the weaker than expected operating results for the third quarter along with review of the strategic research and development roadmap which resulted in changes in long-term projections. The Company tested for impairment certain of its IPR&D projects, based on its projected discounted future cash flows expected to result, by using the probability-weighted cash flow approach. Based on the results of the impairment assessment, the Company determined that the carrying value of certain of its IPR&D projects exceeded their fair value. Accordingly, the Company recorded impairment charges of $9.8 million, related to its in-process research and development projects, which were classified as research and development expenses, in order to reduce the carrying amount of those intangible assets to their estimated fair value.

As of September 30, 2016, estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods were as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 3 months of 2016	$14,792
2017	58,385
2018	55,664
2019	42,477
2020	15,677
Thereafter	20,031
Total	$207,026

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Loss Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of shares outstanding for the reporting periods.

Diluted net income (loss) per share is computed by dividing the basic net income (loss) per share including adjustment for elimination of the dilutive effect of the Company’s deferred payments liability revaluation to it fair value, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method and presumed share settlement of the Company’s deferred payments liability.

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2016 and 2015:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd.	$(20,827)	$(901,273)	$(62,458)	$(1,140,492)
Adjustment of redeemable non-controlling interest to redemption amount	-	-	-	(1,800)
Net loss attributable to Stratasys Ltd. for basic and diluted loss per share	(20,827)	(901,273)	(62,458)	(1,142,292)

Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	52,432	51,941	52,232	51,437

Net loss per share attributable to Stratasys Ltd.
Basic	$(0.40)	$(17.35)	$(1.20)	$(22.21)
Diluted	$(0.40)	$(17.35)	$(1.20)	$(22.21)

The computation of diluted net loss per share, excluded share awards of 3.53 million shares and 3.88 million shares for the three months ended September 30, 2016 and 2015, respectively, and 3.64 million shares and 4.33 million shares for the nine months ended September 30, 2016 and 2015, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

During the second quarter of 2015 the Company issued 0.6 million ordinary shares held back in connection with the MakerBot transaction. During the third quarter of 2015 the Company issued 0.3 million ordinary shares with respect to its obligation in connection with acquisitions and other retention liabilities. These shares were included on weighted average basis for the computation of net loss per basic share for the three and nine months ended September 30, 2015.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 6. Income Taxes

The Company had negative effective tax rate of 8.0% for the three-month periods ended September 30, 2016 compared to effective tax rate of 3.6% for the three-month periods ended September 30, 2015, and negative effective tax rate of 11.2% for the nine-month periods ended September 30, 2016 compared to effective tax rate of 4.5% for the nine-month periods ended September 30, 2015. The Company’s effective tax rate has varied due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for its U.S. subsidiaries tax losses for the three-month and nine-month periods ended September 30, 2016.

The Company’s effective tax rate for the three and nine months ended September 30, 2015, was impacted by goodwill impairment of $695.5 million and $845.9 million, respectively, which is primarily non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of certain intangible assets and tax deductible goodwill, resulted in a reversal of related deferred tax liabilities amounting to $63.2 million and $80.4 million for the three and nine months ended September 30, 2015, respectively . The Company also recorded a valuation allowance of $49.4 million and $66.6 million for the three and nine months ended September 30, 2015, respectively, against deferred tax assets as it is more likely than not that those deferred tax assets will not be realized in future periods.

The Company will continue to monitor whether the realization of its deferred tax assets is more likely than not.

On November 2016, the Company’s foreign subsidiary received a favorable tax ruling from the tax authorities, as a result, in the fourth quarter of 2016, the Company will record an income tax benefit of $7.8 million.

Note 7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	September 30, 2016
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$298	$-	$298
Foreign exchange forward contracts
designated as hedging instruments	322	-	322

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(295)	-	(295)
Foreign exchange forward contracts
designated as hedging instruments	(2)	-	(2)
Obligations in connection with acquisitions	-	(3,607)	(3,607)
	$323	$(3,607)	$(3,284)

	December 31, 2015
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$866	$-	$866
Foreign exchange forward contracts
designated as hedging instruments	23	-	23

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(432)	-	(432)
Foreign exchange forward contracts
designated as hedging instruments	(131)	-	(131)
Obligations in connection with acquisitions	-	(6,991)	(6,991)
	$326	$(6,991)	$(6,665)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, net investment in sales-type leases, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other fair value disclosures

The following table is a reconciliation of the changes for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	Nine months ended	Year ended
	September 30, 2016	December 31, 2015
	(U.S. $ in thousands)
Fair value at the beginning of the period	$6,991	$35,656
Settlements	(3,500)	(4,994)
Change in fair value recognized in earnings	116	(23,671)
Fair value at the end of the period	$3,607	$6,991

The Company’s obligations in connection with acquisitions as of September 30, 2016 are related to the deferred payments for the Company’s acquisition of Solid Concepts Inc. (the “Solid Concepts transaction”). As part of the Solid Concepts transaction, which was completed in July 2014, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price. During the third quarter of 2016, the Company issued 152,633 ordinary shares valued at $3.1 million and paid cash of $0.4 million to settle the second annual installment of the deferred payments. During the third quarter of 2015, the Company issued 118,789 ordinary shares valued at $4.1 million and paid cash of $0.9 million to settle the first annual installment of the deferred payments.

The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified as short-term and long-term obligations in connection with acquisitions. The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy. As of September 30, 2016, the fair value of the remaining deferred payments was $3.6 million. As of September 30, 2016, the total amount of the remaining deferred payments, which does not reflect a discount for lack of marketability, was approximately $4.1 million, based on the Company’s share price as of that date.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% in the Company’s share price as of September 30, 2016 would have increased the fair value of the remaining deferred payments by $0.4 million.

In addition, changes in Level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of September 30, 2016 would have increased the fair value of the Company’s deferred payments liability by approximately $0.1 million.

With respect to the fair-value revaluations of the deferred payments, the Company recorded gains of $0.02 million and $3.0 million for the three-month periods ended September 30, 2016 and 2015, respectively, and a loss of $0.1 million and a gain of $23.0 million, for the nine-month periods ended September 30, 2016 and 2015, respectively. Such fair-value revaluations are presented under change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive loss.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Derivative instruments and hedging activities:

The following table summarizes the condensed consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		September 30,	December 31,	September 30,	December 31,
	Balance sheet location	2016	2015	2016	2015
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not
designated as hedging instruments	Other current assets	$298	$866	$24,572	$54,586
Assets derivatives -Foreign exchange contracts,
designated as cash flow hedge	Other current assets	322	23	7,780	2,700
Liability derivatives -Foreign exchange contracts, not	Accrued expenses and
designated as hedging instruments	other current liabilities	(295)	(432)	22,274	35,036
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
designated as hedging instruments	other current liabilities	(2)	(131)	2,000	13,682
		$323	$326	$56,625	$106,004

The Company enters into foreign exchange forward contracts to hedge its foreign currency exposure resulting from revenue and expense in major foreign currencies in which it operates and to reduce the foreign currency fluctuations on certain of its balance sheet items.

As of September 30, 2016, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $32.1 million, $4.1 million and $10.6 million, and are used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”) and Japanese Yen, respectively. With respect to such derivatives, gain of $0.1 million and loss of $0.2 million were recognized under financial income (expense), net for the three-month periods ended September 30, 2016 and 2015, respectively, and loss of $2.3 million and gain of $3.4 million were recognized under financial income (expense), net for the nine-month periods ended September 30, 2016 and 2015, respectively. Such losses and gains partially offset the revaluation changes of foreign currencies the balance sheet items, which are also recognized under financial income (expense), net.

As of September 30, 2016, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $9.8 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through May 2017.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity classified stock options and RSUs were allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	U.S. $ in thousands
Cost of sales	$680	$739	$2,131	$4,369
Research and development, net	$1,103	985	$3,819	4,359
Selling, general and administrative	3,001	3,112	9,936	15,432
Total stock-based compensation expenses	$4,784	$4,836	$15,886	$24,160

A summary of the Company’s stock option activity for the nine months ended September 30, 2016 was as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2016	2,449,742	$39.73
Granted	559,340	23.03
Exercised	(102,511)	7.97
Forfeited	(202,955)	40.79
Options outstanding as of September 30, 2016	2,703,616	$37.35
Options exercisable as of September 30, 2016	1,325,588	$38.30

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the nine-month period ended September 30, 2016 was $12.36 per option.

During the nine-month periods ended September 30, 2016 and 2015, the Company issued 102,511 shares and 125,193 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $0.8 million and $2.4 million for the nine-month periods ended September 30, 2016 and 2015, respectively.

As of September 30, 2016, the unrecognized compensation cost related to all unvested, equity-classified stock options of $16.7 million is expected to be recognized as an expense over a weighted-average period of 2.7 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs activity for the nine months ended September 30, 2016 was as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
Unvested RSUs outstanding as of January 1, 2016	559,124	$81.35
Forfeited	(90,058)	79.19
Vested	(170,080)	94.19
Unvested RSUs outstanding as of September 30, 2016	298,986	74.70

The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant. There were no new RSUs grants during the nine months ended September 30, 2016.

As of September 30, 2016, the unrecognized compensation cost related to all unvested, equity-classified RSUs of $14.6 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 2.1 years.

b. Accumulated other comprehensive income (loss)

The following table presents the changes in the components of accumulated other comprehensive income (loss), net of taxes for the nine months ended September 30, 2016 and 2015:

	Nine months ended September 30, 2016
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2016	$(107)	$(10,667)	$(10,774)
Other comprehensive income before
reclassifications	813	(324)	489
Amounts reclassified from accumulated
other comprehensive income	(385)	-	(385)
Other comprehensive income	428	(324)	104
Balance as of September 30, 2016	$321	$(10,991)	$(10,670)

	Nine months ended September 30, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive loss before
reclassifications	(411)	(6,216)	(6,627)
Amounts reclassified from accumulated
other comprehensive income	1,575	-	1,575
Other comprehensive income (loss)	1,164	(6,216)	(5,052)
Balance as of September 30, 2015	$(79)	$(8,620)	$(8,699)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Contingencies

Claims Related to Company Equity

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, in one of the lawsuits, Ilan Levin, the Company’s Chief Executive Officer and director, various shareholders of the Company who were also shareholders of Objet, and David Reis, a director.

The lawsuits allege in particular that a series of investments in Objet during 2002 and 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. The court has dismissed the lawsuit of one of the former directors due to lack of cause. The suits are currently at the stage of pre-trial hearings.

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015 in the Southern District of New York and the Eastern District of New York, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees.

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the Court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015. On June 30, 2016, the Court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the Court’s judgment. On September 22, 2016, lead plaintiffs filed the opening initial brief on appeal. On October 24, 2016, defendants filed their answering brief to appeal.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.